

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2023

David B. Kaplan
Chief Executive Officer and Co-Chairman
Ares Acquisition Corp II
c/o Ares Management LLC
245 Park Avenue, 44th Floor
New York, NY 10167

>   **Re: Ares Acquisition Corp II**
>   **Registration Statement on Form S-1**
>   **Filed March 29, 2023**
>   **File No. 333-270951**

Dear David B. Kaplan:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 29, 2023

General

1.   We note the disclosure on the prospectus cover page and elsewhere that "the funds held in the trust account will not be released from the trust account until the earliest to occur of: (i) the completion of our initial business combination <u>or earlier in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination</u>...." (emphasis added.) Section 102.06 of the NYSE Listed Company Manual states that "at least 90% of the proceeds ... will be held in a trust account controlled by an independent

custodian until consummation of a business combination." It is unclear how the release of funds earlier than consummation could comport with this listing standard. Please revise your disclosure or tell us how this provision complies with Section 102.06.

2.   Please reconcile the risk factor on page 80 that you "are not registering the issuance of Class A ordinary shares that are issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time" with the fee table, which reflects the registration of the common stock underlying the warrants.

Risk Factors, page 41

3.   We reissue comment 4. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
• liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code,
• extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
• de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David B. Kaplan
Ares Acquisition Corp II
April 6, 2023
Page 3

        You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Tamar Donikyan